UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 2, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated June 17, 2014

•	Press Release dated June 26, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	July 2, 2014	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

MEDIA ADVISORY

ATTENTION: ASSIGNMENT EDITORS

VANCOUVER – June 17, 2014: Representatives from Enbridge Inc. / Northern Gateway Pipelines will be available for a conference call today to discuss the decision by the federal government.

WHEN: Tuesday, June 17 at 3:30 p.m. Pacific Standard Time (PST)

WHERE: Dial toll-free 1-877-881-1303 and ask for the Northern Gateway Pipelines Media Call.

For more information contact the media line: 1-888-992-0997

NEWS RELEASE

Enbridge Gas Distribution Rate Update

TORONTO, June 26, 2014 – Enbridge Gas Distribution Inc. (Enbridge), a regulated natural gas distribution utility, today received approval from the Ontario Energy Board (OEB) to decrease the April 1, 2014 Cost Adjustment charge previously approved on an interim basis. The decrease is effective July 1, 2014. It follows the OEB’s May 22 decision to spread the interim April 1 Cost Adjustment increase associated with Ontario’s coldest winter in 37 years over an extended period of 27 months instead of the normal 12 months.

The OEB approved a decrease to the Cost Adjustment charge for a residential customer from 7.1649 cents per cubic metre (¢/m³) of natural gas effective April 1 to 2.4507 ¢/m³ effective July 1. Since three months have passed since the interim decision, the decrease spreads the remaining amount over the next 24 months.

If spread evenly throughout the year, for typical residential customers* who buy their natural gas supply and transportation from Enbridge Gas Distribution, this is an overall decrease of approximately $12 a month or $144 over the next year compared to the interim rates. (The interim winter-related increase was $20 a month over 12 months.)

“We support the Board’s decision to reduce the monthly financial impact of the extremely cold past winter on our residential customers,” said Malini Giridhar, Vice President, Enbridge Gas Distribution. “Enbridge is a regulated utility and does not earn a profit on the price of natural gas. Our customers pay what we pay for natural gas.”

Effective July 1, 2014, Enbridge Gas Distribution’s Gas Supply Charge will remain at 17.60 ¢/m³. The Cost Adjustment includes a charge on gas supply of 0.92 ¢/m³. Combined, they result in an effective Gas Supply Charge of 18.52 ¢/m³.

Based on these residential rates, natural gas is currently the most economical choice for home and water heating in Ontario, costing about 64 per cent less than electricity and 66 per cent less expensive than oil.** A typical Enbridge residential customer saves more than $2,200 a year compared to people using electricity and $2,500 compared to those using oil.

The total effect of these changes on a customer’s bill depends on how much gas a customer uses.

There are a number of options available to help customers manage their bills:

•	Implement low or no cost energy efficiency tips www.enbridgegas.com/energyefficiency

•	Join the Budget Billing Plan to spread annual natural gas costs over 11 months thereby avoiding higher bills during winter when natural gas use typically increases

¡	Register at www.enbridgegas.com/bbp or call 1-877-362-7434

•	Find out if you qualify for assistance

¡	The OEB’s Low-income Energy Assistance Program (LEAP) provides emergency financial assistance of up to $500 towards past due energy bills

¡	Enbridge’s Home Winterproofing Program offers free energy efficiency measures such as insulation and signing up now can help lower future energy bills

If you are having trouble paying your bill, please call us about making payment arrangements and possible financial support as early as possible.

Enbridge Gas Distribution Inc. has a more than 160-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2013 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2013 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGasNews.

* Calculations are based on the assumption that a typical residential customer uses about 3,064 cubic metres of natural gas a year for home and water heating.

** Natural gas rates are based on Enbridge Gas Distribution Inc.’s approved residential rates effective July 1, 2014. Electricity rates are based on Toronto Hydro’s Ontario Energy Board approved rates effective May 2014 and do not include the Ontario Clean Energy Benefit. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of May 2014. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.

Media contact:

Chris Meyer

Tel: 416-753-6626

chris.meyer@enbridge.com